Trinad Capital Master Fund Ltd.
                      2121 Avenue of the Stars, Suite 1650
                              Los Angeles, CA 90067

                                       and

                    Strategic Turnaround Equity Partners, LP
                           720 Fifth Avenue, 9th Floor
                               New York, NY 10019

                                                               November 29, 2005

Sami S. Abbasi
President & CEO
Radiologix Inc.
3600 Chase Tower
2200 Ross Avenue
Dallas, TX 75201

Attention: Board of Directors of Radiologix Inc.

Gentlemen:

      As you may be aware, Trinad Capital Master Fund Ltd., including its affiliates ("Trinad"), and Strategic Turnaround Equity Partners, LP and its affiliates ("STEP") (collectively "We"), are significant shareholders of Radiologix Inc. ("Radiologix" or the "Company"), and we have historically been, and currently are, strong supporters of Radiologix and its management team.

      While we believe that management is currently doing a good job of running the business, has successfully restructured the business and returned it to profitability, we believe management's primary focus should now be on growing the business and operations of Radiologix and increasing shareholder value. We encourage management to explore prudent growth through strategic acquisitions or business combinations in order to achieve desired results while increasing shareholder value.

      While we understand that Radiologix may be contractually restricted by the provisions of its current debt facility from increasing the value of its undervalued stock through more traditional means such as declaring and issuing a dividend or undertaking a stock repurchase program, we believe that other means exist to increase shareholder value. For example, we encourage Radiologix to consider and explore the aforementioned strategic acquisition or business combination route, as well as exploring the possible repurchase of a portion of its currently outstanding debentures.

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      In addition, as significant shareholders, we would like to see increased shareholder communication with regard to the strategic direction of Radiologix.

      We would like to reiterate our support of Radiologix and its operations and prospects. We truly hope you consider our suggestions in order to grow the business of Radiologix and increase shareholder value. Thank you for your time and consideration.

                                            Very truly yours,

                                        TRINAD CAPITAL MASTER FUND LTD.
                                            By: Trinad Capital L.P.
                                            By: Trinad Advisors GP LLC

                                            By: /s/ Jay A. Wolf
                                                --------------------------------
                                            Name:  Jay A. Wolf
                                            Title: Managing Director


                                        STRATEGIC TURNAROUND EQUITY PARTNERS, LP
                                            By: Galloway Capital Management, LLC

                                            By: /s/ Bruce Galloway
                                                --------------------------------
                                            Name:  Bruce Galloway
                                            Title: Managing Member